

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2025

James G. Silk
Interim Chief Executive Officer
Beneficient
325 North St. Paul Street , Suite 4850
Dallas, TX 75201

      Re: Beneficient
          Registration Statement on Form S-1
          Filed December 23, 2025
          File No. 333-292387

Dear James G. Silk:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: Matthew L. Fry, Esq.